

VIA FACSIMILE AND U.S. MAIL

September 27, 2006

Ms. Carol P. Lowe
Vice President and Chief Financial Officer
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277

> RE: **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2006 and**
> **June 30, 2006**
> **File No. 1-9278**

Dear Ms. Lowe:

We have reviewed your letter dated August 31, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<p align="center">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</p>

Financial Statements

Note 20 – Segment Information, page 74

1. We have reviewed your response to comment two from our letter dated August 3, 2006. It still remains unclear to us how you determined that each of your businesses do not constitute your operating segments. Specifically, we note the following:

   - You have reorganized your business into three operating groups or segments managed by three Group Presidents. However, your Diversified Products segment is comprised of six unrelated businesses including specialty trailer; wire and cable; refrigerated truck body; brakes; and food service products. It is not clear to us how you determined that these unrelated businesses should be grouped into one segment. It is also not clear how you manage all of these unrelated businesses together without examining each individual business separately and discreetly. Paragraph 13 of SFAS 131 indicates that if the CODM uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise's operating segments, including the nature of the business activities of each activity, the existence of segment managers and information presented to the board of directors. The existence of managers responsible for segments is only one of the criteria for defining operating segments. The nature of the business activities of each business and the information that you present to your Board of Directors should weigh significantly on your decision of what constitutes an operating segment. In your case, the nature of the business activity is integral to identifying a single set of components as your operating segments. To the extent that your higher level segment information (ie. three operating segments) is represented by components that contain essentially dissimilar activities, while the lower level components (ie. your individual businesses) contain similar business activities, the lower level may be more representative of your operating segments. Based on the information you have provided, it appears that your businesses may constitute your operating segments.

- The information that you present to your Board of Directors is also integral to identifying your operating segments. We have reviewed the reports that you provided in response to our previous comments including your monthly Board of Director Reports, Financial Reports, Group President Reports and Segment Reports. We noted that all of your reports include information at the business level. These reports are reviewed by your CODM, Board, and Group Presidents on a monthly basis. You indicate that the distribution of the reports is not indicative of how you manage your operation. However, you have not provided any overwhelming evidence to suggest that you are not managed by business. Based on the financial information provided to your CODM and Board, it would appear that your enterprise is being managed at the business level and your businesses appear to be your reportable operating segments.

After consideration of the above, it appears that your businesses constitute your operating segments. Therefore, please amend your Form 10-K for year ended December 31, 2005 and any subsequent filings on Form 10-Q accordingly. Specifically, it appears that each of your businesses in your Diversified Components segment should be separately presented, except to the extent that they meet the aggregation criteria and quantitative thresholds in paragraphs 17 through 18 of SFAS 131. If you believe that any business qualifies for aggregation with another business, please tell us how you reached that conclusion.

We remind you that when you file your restated Form 10-K for December 31, 2005, and your restated Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006, you should appropriately address the following:

- an explanatory paragraph in the audit opinion.
- full compliance with SFAS 154, paragraphs 25 and 26.
- fully update all affected portions of the document, including MD&A.
- Item 9A. disclosures that include the following:
    - a discussion of the restatement and the facts and circumstances surrounding it,
    - how the restatement impacted the CEO and CFO's conclusions regarding the
      effectiveness of their disclosure controls and procedures,
    - changes to internal controls over financial reporting, and
    - anticipated changes to disclosure controls and procedures and/or internal controls
      over financial reporting to prevent future misstatements of a similar nature.
      Refer to Items 307 and 308(c) of Regulation S-K.
- updated reports from management and your independent auditors regarding your internal controls over financial reporting.
- updated certifications.

Please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion that previously issued financial statements cannot be relied upon.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, the undersigned, at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief